                STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

April 4, 2008

Anne Nguyen Parker

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Alcantara Brands Corporation
Your Letter of April 2, 2008

Registration Statement on Form S-1

Filed on March 19, 2008

File No. 333-149804

Dear Ms. Parker:

This correspondence is in response to your letter dated April 2, 2008 in reference to our filing of the Form S-1 on behalf of Alcantara Brands Corporation (“Alcantara”), your File Number 333-149804.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form S-1/A-1.

Alcantara Brands Corporation/SEC 1st Comment Response

April 4, 2008

Cover Page

1.

We note your discussion in the Risk Factor Section where you disclose that proceeds of the offering will be placed in the general corporate account rather than in an escrow account and therefore that the funds may be attached by your creditors. This fact should be prominently disclosed on the cover page. Please expand your disclosure on the cover page to clarify that although you intend to “promptly return to the purchasers” all money paid for the shares without any deductions, all the money may not be returned because it may be subject to creditor claims, including the claims of the law firm that assisted you with the preparation of the filing and issued the legality opinion.

Response:

We have amended our document to include the above disclosure on the cover page.

Exhibit 5

2.	The opinion of counsel incorrectly refers to a Form SB-1. Please obtain a new opinion of counsel referring to the correct form.

Response:

We have obtained and filed as an exhibit a revised legal opinion to address your comment.

Please advise if we can be of any further assistance.

Yours truly,

/s/Donald J. Stoecklein

Donald J. Stoecklein

/rv